1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2010.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 6, 2010	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE OF 2009 AGM
AND
PROPOSALS FOR (1) NON-PAYMENT OF FINAL DIVIDENDS AND
NON-IMPLEMENTATION OF INCREASING SHARE CAPITAL BY
TRANSFERRING CAPITAL RESERVES;
(2) RE-APPOINTMENT OF AUDITORS;
(3) APPOINTMENT AND RE-APPOINTMENT OF
DIRECTORS AND SUPERVISORS;
(4) AMENDMENTS TO THE ARTICLES OF ASSOCIATION;
(5) ISSUE MANDATE;
(6) ISSUE OF SHORT-TERM BILLS; AND
(7) ISSUE OF MEDIUM-TERM NOTES

Notice convening the AGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Tuesday, 22 June 2010 at 9:30 a.m. is set out on pages 13 to 19 of this circular.

Reply slip and proxy form for use at the AGM are enclosed and are also published on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk). Shareholders who intend to attend the AGM shall complete and return the reply slip in accordance with the instructions printed thereon before Wednesday, 2 June 2010. Shareholders who intend to appoint a proxy to attend the AGM are requested to complete the proxy form in accordance with the instructions printed thereon. In the case of H Shares, the proxy form shall be lodged with the registrar of H Shares of the Company, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, and in the case of A Shares, the proxy form shall be lodged with the Company's Board Secretary Office at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082 as soon as possible and in any event not less than 24 hours before the time appointed for holding of the AGM or any adjournment thereof (as the case may be). Completion and return of the proxy form will not prevent you from attending and voting in person at the AGM or any adjournment if you so wish.

7 May 2010

* For identification purpose only

CONTENTS

Page

Definitions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

ii

Letter from the Board . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

Introduction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2

Non-Payment of Final Dividends and Non-implementation of Increasing
Share Capital by Transferring Capital Reserves . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2

Re-appointment of Auditors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2

Appointment and Re-Appointment of Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	3

Amendments to the Articles of Association . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4

Issue Mandate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4

Issue of Short-term Bills . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4

Issue of Medium-term Notes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	5

AGM . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	5

Closure of H Share Register of Members . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	6

Recommendations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	6

Additional Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	6

Appendix I - Profiles of Proposed Directors and Supervisors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	7

Appendix II - Proposed Amendments to the Articles of Association . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	12

Notice of 2009 Annual General Meeting . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	13

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic shares issued by the Company and denominated in Renminbi and which are listed on the Shanghai Stock Exchange;

"A Shareholders"	holders of A Shares;

"ADS(s)"	the American Depositary Share(s) issued by the Bank of New York Mellon as the depositary bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;

"AGM"	the annual general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on 22 June 2010 at 9:30 a.m.;

"Articles of Association"	the articles of association of the Company;

"Board"	the board of Directors;

"Chinalco"

Aluminum Corporation of China, a state-owned enterprise and the controlling shareholder directly holding approximately 38.56% issued Shares of the Company (not including the Shares indirectly held by Chinalco through its subsidiaries);

"Company"

Aluminum Corporation of China Limited, a joint stock limited company established in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"Company Law"	the Company Law of the PRC;

"CSRC"	China Securities Regulatory Commission;

"Director(s)"	the director(s) of the Company;

"Group"	the Company and its subsidiaries;

- ii -

DEFINITIONS

"H Share(s)"

the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;

"H Shareholders"	holders of H Shares;

"HK$" or "HK dollars"	Hong Kong dollars, the lawful currency of Hong Kong;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Latest Practicable Date"	4 May 2010, being the latest practicable date for ascertaining certain information contained in this circular prior to its publication;

"PRC"	The People's Republic of China which, for the purposes of this circular, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan;

"RMB"	Renminbi, the lawful currency of the PRC;

"Shareholder(s)"	A Shareholders and H Shareholders;

"Shares"	A Shares and H Shares;

"Supervisor(s)"	the supervisor(s) of the Company;

"Supervisory Committee"	the supervisory committee of the Company; and

"%"	per cent.

- iii -

LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Executive Directors:	Registered office:
Mr. Xiong Weiping	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Chen Jihua	Beijing
Mr. Liu Xiangmin	The People's Republic of China
Postal code: 100082
Non-executive Director:
Mr. Shi Chungui	Principal place of business:
No. 62 North Xizhimen Street
Independent non-executive Directors:	Haidian District
Mr. Kang Yi	Beijing
Mr. Zhang Zhuoyuan	The People's Republic of China
Mr. Wang Mengkui	Postal code: 100082
Mr. Zhu Demiao
Principal place of business in Hong Kong:
Unit 3103, 31st Floor
Office Tower, Convention Plaza
1 Harbour Road, Wanchai
Hong Kong
7 May 2010

To the Shareholders

Dear Sir or Madam,

NOTICE OF 2009 AGM
AND
PROPOSALS FOR (1) NON-PAYMENT OF FINAL DIVIDENDS AND
NON-IMPLEMENTATION OF INCREASING SHARE CAPITAL BY
TRANSFERRING CAPITAL RESERVES;
(2) RE-APPOINTMENT OF AUDITORS;
(3) APPOINTMENT AND RE-APPOINTMENT OF
DIRECTORS AND SUPERVISORS;
(4) AMENDMENTS TO THE ARTICLES OF ASSOCIATION;
(5) ISSUE MANDATE;
(6) ISSUE OF SHORT-TERM BILLS; AND
(7) ISSUE OF MEDIUM-TERM NOTES

* For identification purpose only

- 1 -

LETTER FROM THE BOARD

INTRODUCTION

The AGM is proposed to be held on Tuesday, 22 June 2010 at 9:30 a.m. at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC. The purpose of this circular is to provide you with (among others) information relating to certain resolutions regarding the following matters to be proposed at the AGM:

(1)	non-payment of final dividends and non-implementation of increasing share capital by transferring capital reserves;

(2)	re-appointment of auditors;

(3)	appointment and re-appointment of Directors and Supervisors;

(4)	amendments to the Articles of Association;

(5)	issue mandate;

(6)	issue of short-term bills; and

(7)	issue of medium-term notes.

(1)	NON-PAYMENT OF FINAL DIVIDENDS AND NON-IMPLEMENTATION OF INCREASING SHARE CAPITAL BY TRANSFERRING CAPITAL RESERVES

As audited by PricewaterhouseCoopers, the loss attributable to the equity holders of the Company for the year 2009 was RMB4.643 billion, with this amount being the same pursuant to PRC Accounting Standards and the International Financial Reporting Standards. Given this loss-making position, the Board does not recommend the payment of the final dividends for the year 2009 and will not increase share capital by transferring capital reserves.

(2)	RE-APPOINTMENT OF AUDITORS

The Board proposes to re-appoint PricewaterhouseCoopers Zhong Tian Certified Public Accounts Limited Company and PricewaterhouseCoopers Hong Kong (collectively referred to as "PWC") as the Company's external auditors for the year 2010 to offer audit services in accordance with the PRC Accounting Standards for Business Enterprises (2006) and International Financial Reporting Standards, respectively.

For the year ended 31 December 2009, a remuneration of RMB20.31 million was paid to PricewaterhouseCoopers, of which RMB20.3 million represented remuneration for audit and audit related services and RMB0.01 million represented remuneration for advisory services in relation to overseas customs duties.

- 2 -

LETTER FROM THE BOARD

(3)	APPOINTMENT AND RE-APPOINTMENT OF DIRECTORS

Directors

The Board currently consists of four executive Directors, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin, one non-executive Director, Mr. Shi Chungui, and four independent non-executive Directors, Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao.

The terms of all Directors will expire upon the conclusion of the AGM. Except for Mr. Kang Yi, who has been the independent non-executive Director for six years and therefore, is not eligible for re-appointment under the Shanghai Listing Rules, all other Directors will offer themselves for re-election for another term of three years expiring upon the conclusion of the Company's 2012 annual general meeting.

In addition to the above proposed re-appointment, the Board proposes to appoint Mr. Lv Youqing as a non-executive Director for a term of three years until the conclusion of the Company's 2012 annual general meeting.

The profiles for the Directors proposed to be re-appointed and appointed at the AGM are set out in Appendix I to this circular.

Supervisors

The Supervisory Committee currently consists of two shareholders-elected Supervisors, Mr. Ao Hung and Mr. Zhang Zhankui, and one employees-elected Supervisor, Mr. Yuan Li.

The terms of the two shareholder-elected Supervisors will expire upon conclusion of the AGM. Both of them will offer themselves for re-election for another tem of three years expiring upon conclusion of the Company's 2012 annual general meeting.

The profiles of the two shareholders-elected Supervisors proposed to be re-appointed at the AGM are also set out in Appendix I to this circular.

- 3 -

LETTER FROM THE BOARD

(4)	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Board proposes to include "the exploration, mining, production and sales of other metal mines, coal" and "electricity generation and sales" to the Company's scope of business, and therefore proposes to amend the 2nd paragraph of Article 13 of the Articles of Association.

The proposed amendments requires Shareholders' approval by way of a special resolution. The proposed amendments shall come into effect upon completion of the relevant approval, filing and/or registration procedures in the PRC.

A full text of the proposed amendments is set out in the Appendix II to this circular.

(5)	ISSUE MANDATE

To provide the Board with flexibility to issue new Shares, a special resolution will be proposed at the AGM to grant a mandate to the Board to allot, issue and deal with additional H Shares up to the limit of 20% of the aggregate nominal value of H Shares in issue as at the date of passing of such resolution.

(6)	ISSUE OF SHORT-TERM BILLS

The Board will propose a special resolution at the AGM to consider and approve:

The issue of short-term bills by the Company in the period from the date when approval from the shareholders is obtained at the AGM to the conclusion of the annual general meeting of the Company for the year ending 31 December 2010 on the following terms:

(a)	Place of issue	:	within the PRC;

(b)	Principal amount	:	up to RMB15 billion, in one or more tranches;

(c)	Maturity	:	up to one year;

(d)	Interest rate	:	to be determined according to market conditions but not higher than the best lending rates for the same period quoted by the People's Bank of China;

(e)	Target subscribers	:	institutional investors in the national interbank market and not the general public;

(f)	Use of proceeds	:	mainly to be used to replenish general working capital and bank loan swap.

- 4 -

LETTER FROM THE BOARD

(7)	ISSUE OF MEDIUM-TERM NOTES

The Board will propose a special resolution at the AGM to consider and approve:

The issue of medium-term notes by the Company in the period from the date when approval from the Company's shareholders is obtained at the AGM to the conclusion of the annual general meeting of the Company for the year ending 31 December 2010 on the following terms:

(a)	Place of issue	:	within the PRC;

(b)	Principal amount	:	up to RMB15 billion, in one or more tranches;

(c)	Maturity	:	up to five years;

(d)	Interest rate	:	to be determined according to market conditions but not higher than the best lending rates for the same period quoted by the People's Bank of China;

(e)	Target subscribers	:	institutional investors in the national interbank market and not the general public;

(f)	Use of proceeds	:	mainly to be used to supplement the medium term working capital of the Company and project expenditure and, if there is any surplus, to repay borrowings due.

AGM

The notice convening the AGM at which, among others, the aforesaid resolutions will be proposed are set out on pages 13 to 19 of this circular.

A proxy form for use at each of the AGM is enclosed. Whether or not you are able to attend the AGM in person, you are requested to complete and return the accompanying proxy form in accordance with the instructions printed thereon. In the case of H Shareholders, the proxy form shall be lodged with the Company's H Share registrar in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong; and in the case of A Shareholders, the proxy form shall be lodged with the Company's Board Secretary Office at No. 62 North Xizhimen Street, Haidian District, Beijing, PRC 100082 as soon as possible and in any event, not less than 24 hours before the time appointed for holding of the relevant meeting or any adjournment thereof (as the case may be). Completion and return of the proxy form will not prevent you from attending and voting in person at the meeting(s) or any adjournment if you so wish.

- 5 -

LETTER FROM THE BOARD

CLOSURE OF H SHARE REGISTER OF MEMBERS

The H Share register of members will be closed from Friday, 21 May 2010 to Tuesday, 22 June 2010, both days inclusive, during which period no transfer of H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members on Friday, 21 May 2010 are entitled to attend and vote at the AGM after completing the registration procedures for attending the meeting. In order for H Shareholders to be qualified for attendance at the AGM, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Thursday, 20 May 2010 for registration.

RECOMMENDATIONS

The Directors consider that the proposals relating to (i) non-payment of final dividends and non-implementation of increasing share capital by transferring capital reserves; (ii) re-appointment of auditors; (iii) appointment and re-appointment of Directors and Supervisors; (iv) amendments to the Articles of Association; (v) issue mandate; (vi) issue of short-term bills; and (vii) issue of medium-term notes are in the best interests of the Company and its Shareholders as a whole and accordingly recommend that all Shareholders, A Shareholders and H Shareholders should vote in favor of all the aforesaid resolutions to be proposed at AGM.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices to this circular.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

* For identification purpose only

- 6 -

APPENDIX I:	PROFILES OF PROPOSED DIRECTORS AND SUPERVISORS

DIRECTORS

The following are profiles of the Directors proposed to be appointed/re-appointed at the AGM:

Executive Directors

Mr. Xiong Weiping, 53, is the Chairman and Chief Executive Officer of the Company and concurrently the General Manager of Aluminum Corporation of China ("Chinalco"). Mr. Xiong has been serving the Company since 2001 (he left the Company in 2006 and was re-appointed in 2009). Mr. Xiong graduated from Central South University of Industry majoring in mining materials engineering. He obtained a Ph.D. degree in engineering and completed postdoctoral research in economics in Guanghua School of Management of Peking University. He has academic achievements and fruitful practical experiences in economics, corporate management and metal mining. Mr. Xiong is also a professor and a Ph.D. tutor of Guanghua School of Management, Peking University. He receives special subsidies by the State Council as an expert and was recognized by the former Ministry of Personnel as a "Middle Age and Youth Expert with Outstanding Contribution to the Nation". He was formerly the Deputy Secretary of Hunan Provincial Communist Youth League, a standing committee member of the All China Youth Federation and the president of Hunan Youth Union Committee, the Vice-Chancellor and Dean of the Faculty of Management, Professor, Ph.D. tutor of Central South University of Industry. Mr. Xiong served as the Vice President of China Copper, Lead & Zinc Group Corporation, the Vice President of Chinalco, the Executive Director, Senior Vice President and President of the Company and the Vice Chairman and General Manager of China Travel Service (Holdings) Hong Kong Limited.

Mr. Luo Jianchuan, 46, is an Executive Director and the President of the Company as well as Chairman of the Development Planning Committee of the Board. He has been serving the Company since 2001. Mr. Luo graduated from Kunming University of Science and Technology in 1985 majoring in mining, holds a doctorate degree from Central South University of Industry and is a senior engineer. He has long engaged in nonferrous metal trading and corporate management and thus has extensive professional experience and strong management skill in those fields. Mr. Luo formerly served as an engineer of the Lead and Zinc Bureau of China Non-ferrous Metals Industry Corporation, the Manager of Haikou Nanxin Industry & Commerce Corporation, Assistant to the General Manager of Jinpeng Mining Development Corporation, the Deputy General Manager and General Manager of Beijing Xinquan Tech-trading Corporation, Assistant to the General Manager of China Non- Ferrous Metals Industry Trading Group Corporation, the Deputy Chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, the General Manager of China Aluminum International Trading Corporation Limited, and formerly served as the General Manager of the Operations and Sales Division, Vice President and Senior Vice President of the Company.

- 7 -

APPENDIX I:	PROFILES OF PROPOSED DIRECTORS AND SUPERVISORS

Mr. Chen Jihua, 42, is an Executive Director, Vice President and the Chief Financial Officer of the Company. Mr. Chen has been serving the Company since 2001. He holds a Master's degree from Central University of Finance and Economics. He has long engaged in corporate and financial management and thus has extensive and professional experience. He formerly served as the Executive Manager of the International Finance Department of China Chengxin Securities Appraisal Company Limited, the Financial Controller of Red Bull Vitamin Beverages Company Limited, the Regional (China) Financial Controller of Saudi Arabia ALJ (China) Limited, the Financial Controller of Jitong Network Communications Company Limited, and formerly served as Assistant to the President of Chinalco and General Manager of the Company's Finance Department.

Mr. Liu Xiangmin, 47, is an Executive Director and Vice President of the Company and has been serving the Company since 2001. Mr. Liu graduated from Central South University of Industry in 1982, majoring in non-ferrous metallurgy; he has a doctorate degree from Central South University of Industry and is a professor-grade senior engineer. He has long engaged in non-ferrous metal metallurgy and corporate management and has accumulated extensive and professional experience. Mr. Liu had previously served as the Deputy Head and Head of the Alumina branch of Zhongzhou Aluminum Plant, the Deputy Head of Zhongzhou Aluminum Plant, and the General Manager of Zhongzhou Branch of the Company.

Non-executive Directors

Mr. Shi Chungui , 69, is a Non-executive Director of the Company. He has been serving the Company since 2005. He graduated from the Finance Faculty of Dongbei University of Finance and Economics in 1964. Mr. Shi is a senior economist with extensive experience in finance, government and corporate management. Mr. Shi was previously the Vice Director of Commerce Bureau of Qinhuangdao City, Hebei Province; the Deputy Mayor and Standing Deputy Mayor of Qinhuangdao City, Hebei Province; the President of Hebei Branch of China Construction Bank, the President of Beijing Branch of China Construction Bank and the Deputy President of the Head Office of China Construction Bank; the Deputy President of China Cinda Asset Management Corporation; the Vice Chairman of Tianjin Pipe Co. , Ltd. (chinese_character) and the Vice Chairman of China Investment Society. Mr. Shi is currently an independent director of Intime Department Store (Group) Company Limited (chinese_character), China National Materials Company Limited (chinese_character) and Cinda Securities Co., Ltd.

Mr. Lv Youqing, 46, is currently the Deputy General Manager of Chinalco. He graduated from School of Economics, Sichuan University majoring in management, and obtained a Ph.D. degree in economics. He is a visiting scholar of Finance Department, New York University, and is a professor-grade senior engineer. Mr. Lv accumulated substantial practical experience in economics and enterprise management. He previously served as Deputy Director of Policy Reform Division, Policy Research Office of Sichuan Province, Vice Factory Manager, Deputy Party Secretary, Factory Manager and Party Secretary of Nanchong Gear Factory. He also served as Deputy Mayor and standing committee member of Nanchong People's Government, and standing committee member, Deputy Mayor and Deputy Party Secretary of Luzhou's Munipcal Party Committee. Mr. Lv is also a vice president of China Association of Work Safety.

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APPENDIX I:	PROFILES OF PROPOSED DIRECTORS AND SUPERVISORS

Independent Non-executive Directors

Mr. Zhang Zhuoyuan, 76, is an Independent Non-executive Director of the Company since 2007. Mr. Zhang graduated from the Faculty of Economics of Zhongnan University of Economics and has achieved extensive professional accomplishments in political economy studies, price theory and marketing studies. Mr. Zhang previously served as the director and researcher of the Institute of Finance, Trade and Economics of The Chinese Academy of Social Sciences, the Chief Editor of "Finance & Trade Economics" and a Ph.D tutor; the director, researcher and Ph.D tutor of the Institute of Industrial Economics of The Chinese Academy of Social Sciences; the director, researcher and Ph.D tutor of the Institute of Economics of The Chinese Academy of Social Sciences, as well as the Chief Editor of Economics Research Journal. Mr. Zhang is currently a committee member of the academic section of The Chinese Academy of Social Sciences, a researcher of Institute of Economics of The Chinese Academy of Social Sciences, a member of the Ninth and Tenth Sessions of CPPCC; a deputy director of each of China Price Association, China Society of Urban Economy (chinese_character) and the Chinese Society for Urban Studies (chinese_character); a director of the Chinese Society for Cost Studies and the Secretary-General of Sun Ye Fang Foundation of Economics and Science. Mr. Zhang is also an independent director of Jiangnan Securities Co. Ltd.

Mr. Wang Mengkui, 71, an Independent Non-executive Director of the Company since 2008. Mr. Wang graduated from the School of Economics, Peking University, and is an economist engaged in long-term analysis of economic theory and policy. He has published many articles on economics and on other aspects as well. Mr. Wang had served as a vice head and researcher of the economic team of the Research Office of the Secretariat of the CPC Central Committee; the commission member of the State Development and Planning Commission; the executive vice director of the Economic Research Centre of the State Development and Planning Commission; the vice director and director of the Research Office of the State Council; the Center Director of the Development Research Center of the State Council; a member of the Tenth Standing Committee of National People's Congress and a vice director of the Financial and Economic Affairs Committee of National People's Congress. He is also a professor and a tutor of doctorate students of Peking University. He currently serves as the chairman of the Society for China Development Research Fund and a member of the National Social Security Fund Committee of the PRC.

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APPENDIX I:	PROFILES OF PROPOSED DIRECTORS AND SUPERVISORS

Mr. Zhu Demiao, 46, is an Independent Non-executive Director of the Company and the Chairman of the Audit committee of the Board. He has served the Company since 2008. Mr. Zhu is currently the Managing Director of Oaktree Capital (Hong Kong) Ltd. Mr. Zhu graduated from the University of Chicago GSB with a MBA degree, and obtained a Master's degree in Economics from the Research Institute for Fiscal Science, Ministry of Finance, PRC and obtained a Bachelor's degree in Economics from Hebei Geological Institute. Mr. Zhu is one of the early Certified Public Accountants in the PRC. He has extensive professional experience in finance, audit and capital management. Mr. Zhu previously worked in the Ministry of Finance of the PRC and in the investment analysis department of FMC. He had also served as the Head of China business of the equity capital market department and investment bank department of Credit Suisse First Boston; managing director, member of the Executive Committee of Asia-pacific region and the Chairman of the Operation Committee of the Greater China Region of JP Morgan Chase & Co. Mr. Zhu is currently an independent director of WSP Holdings Limited.

SUPERVISORS

The following are profiles of the shareholders-elected Supervisors proposed to be re-appointed at the AGM:

Mr. Ao Hong, 48, currently a Vice President of Chinalco, has been serving as a supervisor of the Company since 2006. Mr. Ao graduated from Kunming University of Science and Technology majoring in metallurgy and he also holds a Master's degree from Central South University and is a professor-grade senior engineer with extensive experience in nonferrous metals research, corporate management, corporate governance and internal control. Mr. Ao had formerly served as an engineer, senior engineer, Head of General Office and Vice Chairman of General Research Institute for Non-ferrous Metals of Beijing; the Chairman of GRINM Semiconductor Materials Co., Ltd., Guorui Electronic Materials Co., Ltd., Beijing Guojing Infrared Optical Technology Co., Ltd., Guowei Silver Anticorrosive Materials Company and Guo Jing Micro-electronic Holdings Ltd. in Hong Kong, respectively.

Mr. Zhang Zhankui, 51, is the Head of the Finance Department of Chinalco and has been serving the Company since 2001. Mr. Zhang is a postgraduate researcher in economic management and a senior accountant. He has extensive experience in corporate financial accounting, fund management and auditing. Mr. Zhang had formerly served as the Head of the Finance Division and then the Head of the Audit Division of China General Design Institute for Non-ferrous Metals; a Deputy General Manager of Beijing Enfei Tech-industry Group; the Head of the Accounting Division of the Finance Department and the Deputy Head of the Finance Department of China Copper Lead & Zinc Group Corporation; the officer-in-charge of the Company's assets and finance in the Listing Office of the Company; the Head of the Capital Division of the Finance Department of Company and the manager of the General Division of the Finance Department of the Company as well as the Deputy Head of the Finance Department of Chinalco.

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APPENDIX I:	PROFILES OF PROPOSED DIRECTORS AND SUPERVISORS

CONFIRMATIONS FROM DIRECTORS AND SUPERVISORS

All of the above proposed Directors and Supervisors have confirmed that, save as disclosed above, (1) they do not hold any position with the Group and has not been a director or supervisor in any other listed companies in the past three years; (2) they are not connected with any Director, Supervisor, senior management or substantial or controlling Shareholders of the Company or any of its subsidiaries; and (3) they do not have any interest in any Shares within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong) as at the date of this circular.

In addition, they have confirmed that there is no other information in respect of their appointment/re-appointment that is discloseable pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules; and there is no other matter that needs to brought to the attention of the Shareholders.

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APPENDIX II:	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The proposed amendments to the 2nd paragraph of Article 13 of the Articles of Association are set out as follows:

After proposed amendments

Article 13, 2nd paragraph

The business scope of the Company include: exploration and mining of bauxite and other metal mines, limestone mines and coal mines; production and sale of bauxite and magnesite products, and other metal mines, smelted products and processed products; production and sales of coal; production and sale of carbon products, relevant non-ferrous products, water and electricity, industrial oxygen and nitrogen; production, sales, loading, unloading and transportation of autoclaved fly ash brick; production and sales of sulphuric acid(or hazardous chemical); electricity generation and sales; exploration design, construction and installation; manufacture, installation and maintenance of mechanical equipment, spare parts, non-standard equipment; repair of automobile and engineering machinery, manufacture and sale of automobile of special process; road transportation for cargo; installation, repair, inspection and sales of telecommunication and testing instruments; automatic measurement control, network, software system design and installation debugging; material inspection and analysis; operation of office automation and instruments; relevant technological development and technical service.

Note:

The Articles of Association are written in Chinese without an official English version. Therefore, the English translation is for reference only. In case of inconsistency, the Chinese version shall prevail.

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NOTICE OF 2009 ANNUAL GENERAL MEETING

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE OF 2009 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2009 Annual General Meeting (the "AGM") of Aluminum Corporation of China Limited (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Tuesday, 22 June 2010 at 9:30 a.m. for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the Directors' Report for the year ended 31 December 2009;

2.	To consider and approve the Report of the Supervisory Committee for the year ended 31 December 2009;

3.

To consider and approve the independent auditor's report and the audited financial report of the Company for the year ended 31 December 2009, including the financial report prepared in accordance with the International Financial Reporting Standards and the financial report prepared in accordance with the PRC Accounting Standards for Business Enterprises (2006);

4.	To consider and approve the non-payment of 2009 final dividends for the year ended 31 December 2009 and non-implementation of increasing share capital by transferring capital reserves;

* For identification purpose only

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NOTICE OF 2009 ANNUAL GENERAL MEETING

5.	To consider and re-appoint the following persons as Executive Directors of the 4th session of the Board for a term of three years expiring upon conclusion of the Company's 2012 annual general meeting:

(a)	Mr. Xiong Weiping;

(b)	Mr. Luo Jianchuan;

(c)	Mr. Chen Jihua; and

(d)	Mr. Liu Xiangmin;

6.

To consider and appoint/re-appoint the following persons as Non-Executive Directors of the 4th session of the Board for a term of three years expiring upon conclusion of the Company's 2012 annual general meeting:

(a)	Mr. Shi Chungui; and

(b)	Mr. Lv Youqing;

7.

To consider and re-appoint the following persons as Independent Non-Executive Directors of the 4th session of the Board for a term of three years expiring upon conclusion of the Company's 2012 annual general meeting:

(a)	Mr. Zhang Zhuoyuan;

(b)	Mr. Wang Mengkui; and

(c)	Mr. Zhu Demiao;

8.

To consider and re-appoint the following persons as shareholders-elected Supervisors of the 4th session of the Supervisory Committee for a term of three years expiring upon conclusion of the Company's 2012 annual general meeting:

(a)	Mr. Ao Hong; and

(b)	Mr. Zhang Zhankui;

9.	To authorize the Board to set the remuneration for the Company's Directors and Supervisors for year 2010;

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NOTICE OF 2009 ANNUAL GENERAL MEETING

10.	To consider and approve the renewal of one-year liability insurance for the Company's Directors, Supervisors and senior management (from 18 May 2010 to 17 May 2011);

11.

To consider and approve the re-appointment of PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) as international auditors and PricewaterhouseCoopers Zhong Tian CPAs Company Limited as PRC auditors of the Company until conclusion of the next annual general meeting, and to authorize the audit committee of the Board to determine their remuneration; and

12.	To consider and approve proposals (if any) put forward at such meeting by any shareholder(s) holding 3 per cent or more of the shares carrying the right to vote at such meeting.

SPECIAL RESOLUTIONS

13.

To consider and approve the proposed amendments to the Articles of Association of the Company (details of which are set out in the appendix headed "Proposed Amendments to the Articles of Association" of the Company's circular dated 7 May 2010), and any one director or secretary to the Board be and is hereby authorized to deal with on behalf of the Company the relevant filing, amendments and registration (where necessary) procedures and other related issues arising from the amendments to the Articles of Association of the Company.

14.	To consider and approve the following resolution by way of special resolution:

(a)

the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and call options in respect thereof, subject to the following terms:

(i)

such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or call options which might require the implementation or exercise after the end of the Relevant Period;

(ii)

the total nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to a call option or otherwise) by the Board shall not exceed 20% of the total nominal value of H Shares in issue as at the date of this resolution; and

(iii)

the Board will only exercise the above power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

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NOTICE OF 2009 ANNUAL GENERAL MEETING

(b)	for the purpose of this resolution:

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, and which are held and traded in Hong Kong dollars;

"Relevant Period" means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii)	the expiration of a 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution in a general meeting;

(c)	contingent on the directors resolving to issue shares pursuant to paragraph (a) of this resolution, the Board be and is hereby authorized to:

(i)

approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement);

(ii)	determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(iii)

increase the registered capital of the Company pursuant to the issue of shares under paragraph (a) of this resolution and make such amendments to the Articles of Association as it thinks fit so as to reflect the increase in registered capital of the Company.

15.	To consider and approve the following resolution by way of special resolution:

Upon registration with the National Association of Financial Market Institutional Investors, the Company is permitted to issue short-term bills ("Short-term Bills") in the period from the date when approval from the Company's shareholders is obtained at the 2009 annual general meeting to the conclusion of the annual general meeting of the Company for the year ending 31 December 2010 on the following terms:

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NOTICE OF 2009 ANNUAL GENERAL MEETING

(i)	Place of issue	:	within the PRC;

(ii)	Principal amount	:	up to RMB15 billion, in one or more tranches;

(iii)	Maturity	:	up to one year;

(iv)	Interest rate	:	to be determined according to market conditions but not higher than the best lending rates for the same period quoted by the People's Bank of China;

(v)	Target subscribers	:	institutional investors in the national interbank market and not the general public;

(vi)	Use of proceeds	:	mainly to be used to replenish general working capital and bank loan swap.

The Chairman of the Company or any person authorized by him be authorized to decide and deal with matters relating to the issue of the Short-term Bills in his discretion, including but not limited to the issue timing, issue amount, number of tranches, interest rate and use of proceeds, and to execute all necessary documents (including but not limited to the directions to be obtained, informational documents on the use of proceeds, underwriting agreement and all necessary public announcement) and to attend to all necessary procedures (including but not limited to registration with the National Association of Financial Market Institutional Investors) and to do all such things and acts as are necessary.

16.	To consider and approve the following resolution by way of special resolution:

Upon registration with the National Association of Financial Market Institutional Investors, the Company is permitted to issue medium-term notes ("Medium-term Notes") in the period from the date when approval from the Company's shareholders is obtained at the 2009 annual general meeting to the conclusion of the annual general meeting of the Company for the year ending 31 December 2010 on the following terms:

(i)	Place of issue	:	within the PRC;

(ii)	Principal amount	:	up to RMB15 billion, in one or more tranches;

(iii)	Maturity	:	up to five years;

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NOTICE OF 2009 ANNUAL GENERAL MEETING

(iv)	Interest rate	:	to be determined according to market conditions but not higher than the best lending rates for the same period quoted by the People's Bank of China;

(v)	Target subscribers	:	institutional investors in the national interbank market and not the general public;

(vi)	Use of proceeds	:	mainly to be used to supplement the medium term working capital of the Company and project expenditure and, if there is any surplus, to repay borrowings due.

The Chairman of the Company or any person authorized by him be authorized to decide and deal with matters relating to the issue of the Medium-term Notes in his discretion, including but not limited to the issue timing, issue amount, number of tranches, interest rate and use of proceeds, and to execute all necessary documents (including but not limited to the directions to be obtained, information[al] documents on the use of proceed, underwriting agreement and all necessary public announcement) and to attend to all necessary procedures (including but not limited to registration with the National Association of Financial Market Institutional Investors ) and to do all such things and acts as are necessary.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
7 May 2010

Notes:

(a)

The H Share register of members of the Company will be closed from Friday, 21 May 2010 to Tuesday, 22 June 2010, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members of the Company on Friday, 21 May 2010 are entitled to attend the AGM. In order for holders of H Shares to be eligible to attend the AGM, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Thursday, 20 May 2010 for registration.

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NOTICE OF 2009 ANNUAL GENERAL MEETING

(b)

Holders of A Shares or H Shares, who intend to attend the AGM, must complete the reply slip for attending the AGM and return them to the Company's Board Secretary Office no later than 20 days before the date of the AGM, i.e., no later than Wednesday, 2 June 2010.

Details of the Company's Board Secretary Office are as follows:

No. 62 North Xizhimen Street,
Haidian District, Beijing,
The People's Republic of China
Postal Code: 100082
Tel: (8610) 8229 8150/8162
Fax: (8610) 8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of A Shares which is entitled to attend the AGM and is entitled to vote is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the AGM, and Notes (c) to (d) also apply to holders of A Shares, except that the proxy form or other documents of authority must be delivered to the Company's Board Secretary Office, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof, in order for such documents to be valid.

(g)

If a proxy attends the AGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the AGM, such representative should produce his/her ID card and the notarized copy of the resolution passed by the Board of Directors or other authorities or other notarized copy of the authorization issued by such legal person shareholder.

(h)	Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(i)	All votings at the AGM will be conducted by a poll.

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About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary